January 15, 2025

JW Roth
Chief Executive Officer
Venu Holding Corp
1755 Telstar Drive, Suite 501
Colorado Springs, Colorado 80920

       Re: Venu Holding Corp
           Draft Registration Statement on Form S-1
           Submitted January 13, 2025
           CIK No. 0001770501
Dear JW Roth:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Peter Waltz